NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (60[redacted]
Website: www.novawest.com E-Mail: novawest@nov

For Immediate Release

PRIVATE PLACEMENT

TSX Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

November 22, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange announces that the Company has arranged, subject to regulatory approval, a private placement of $210,000 by the issuance of 700,000 units at a price of $0.30 per unit. Each unit consists of one common share and one transferable share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of five years at a price of $0.36 per share. The funds will be allocated to operating capital. The shares will be subject to the applicable hold period per TSX Venture Exchange policy. All terms are subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien
Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

Press Release

INCENTIVE STOCK OPTIONS

TSX Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun and Bradstreet Listed

November 26, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange, is pleased to announce that the Company has granted Directors and Employees of the Company incentive stock options to purchase a total of 247,000 shares of the Company at a price of $0.30 per share, being the discounted market price per TSX Venture Exchange policy. The options have a term of five years ending November 26, 2007. The options are subject to regulatory approval.

NovaWest is a Canadian exploration company with projects in northern Quebec (600 sq km Raglan Ni-PGM-Co-Cu Project, southeastern Ontario (Nickel-Royale 32,000 acre Ni-PGM-Co-Cu Project), northwestern Quebec (Lac Rocher Ni-PGM Project), and northeastern Ontario (GoldenPoly Zinc-Polymetallic Project, Bucke Pipe Diamond Project, Lone Eagle Gold Project and GoldStock Gold Project). Shares of NovaWest trade on the TSX Venture Exchange under the trading symbol "NVE".

The Company's "New" Raglan Ni-Cu-PGM-Co Camp map can be viewed at **www.novawest.com** .

NovaWest invites the public to visit its website at (www.novawest.com) or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien - Director

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

PRIVATE PLACEMENT

TSX Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

December 4, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange announces that the Company has arranged, subject to regulatory approval, a private placement of $210,000 by the issuance of 700,000 units at a price of $0.30 per unit. Each unit consists of one common share and one transferable share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of five years at a price of $0.36 per share. The funds will be allocated to operating capital. The shares will be subject to the applicable hold period per TSX Venture Exchange policy. All terms are subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien
Director